JONES, HALEY & MOTTERN, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES www.corplaw.net Telephone 770-804-0500

 Email: jones@corplaw.net

Facsimile  770-804-0509

November 17, 2008

Mr. David R. Humphrey, Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3561

Re:

Baoshinn Corporation (the "Company") – Annual Report on Form 10K

(File No. 000-52779) [JH&M File No. 3615.08]

Dear Mr. Humphrey:

This firm represents Baoshinn Corporation, which filed a Form 10-K on June 24, 2008 for the period ending March 31, 2008.  Your office provided comments to the filing by your letter dated September 2, 2008 and we responded to your comments by our letter dated September 16, 2008.  Subsequently your office provided additional comments by your letter dated September 23, 2008, and we responded to your comments by our letter dated October 6, 2008.  You have now submitted additional comments by your letter dated October 21, 2008 (the "Comment Letter").  At this time we are submitting, on behalf of the Company, this correspondence in response to your Comment Letter, and we are providing responses keyed to the paragraphs of the Comment Letter.  In addition, we are hereby providing appropriate supplemental information, as necessary.

Accordingly, our responses are as follows:

Form 10-K for year ending March 31, 2008

General

1.

We are providing a letter as an attachment hereto from Mr. Benny Kan, CEO of the Company, which provides the representations requested at the end of your letter dated September 23, 2008.

2.

We are hereby transmitting for your review, as correspondence, a draft of our 10-K/A, which has been revised in accordance with your comments.  This 10-K has been marked to show changes from the last filing, and it is being provided for your review prior to filing the 10-K via EDGAR.  We will refrain from making the EDGAR filing until you have completed your review.

3.

We are amending our Form 10-Q for the quarter period ending June 30, 2008 to reflect the changes to our financial statements resulting from this comment process.  That Form 10-Q will be filed as soon as practicable after the comment process has been completed.

Mr. David R. Humphrey

November 17, 2008

4.

On November 13, 2008, we filed a Form 8-K disclosing, in accordance with Item 4.02, our determination that the Company’s previously issued financial statements cannot be relied upon.

Item 9A.  Controls and Procedures, Page 46

5.

As indicated in our revised annual report on Form 10-K/A, we have determined that our financial statements for the years ended March 31, 2008, 2007 and 2006 and for the quarterly period ended June 30, 2008 should be restated, as our income recognition policies were incorrect.  We consider this to be due to incorrect accounting policies rather than a failure of our internal controls over financial reporting.  Accordingly, the Company’s accounting principles were flawed, but not the Company’s internal control system over its financial reporting and disclosure.  To our knowledge there has been no failure of such internal control procedures.  Accordingly, it is our opinion that the Company’s internal controls over financial reporting and disclosure controls and procedures remain “effective” for the periods in question.

We trust the comments contained herein are helpful in replying to your Comment Letter.  If you should have any additional questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES, HALEY & MOTTERN, P.C.

/s/ Richard W. Jones

For the Firm

Richard W. Jones

cc:

Ming Ling

Sean Webster

BAOSHINN CORPORATION

A-B 8/F Hart Avenue

Tsimshatsui, Kowloon, Hong Kong

November 17, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  David R. Humphrey, Branch Chief

Re:

Baoshinn Corporation (the “Company”) – Annual Report for the period ending March 31, 2008

File No.:  000-52779

[JH&M File No. 3615.08]

Dear Mr. Humphrey:

Baoshinn Corporation, as Registrant, hereby acknowledges the following in response to the staff’s earlier comment letter dated September 23, 2008, which was issued in connection with the above-noted filing:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s annual report;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s annual report; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BAOSHINN CORPORATION

By:  /s/ Benny Kan

Benny Kan

CEO